                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 3)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEW IMAGE INDUSTRIES, INC.
                           (Name of subject company)

                          DENTSPLY INTERNATIONAL INC.
                            IMAGE ACQUISITION CORP.
                                    (Bidder)

                                ----------------
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of class of securities)

                                  645639 10 5
                     (CUSIP number of class of securities)

                                John C. Miles II
             Vice Chairman of the Board and Chief Executive Officer
                          DENTSPLY International Inc.
                            570 West College Avenue
                                  P.O. Box 872
                         York, Pennsylvania 17405-0872
                                 (717) 846-0256
                               ------------------
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                             Marlee S. Myers, Esq.
                          Morgan, Lewis & Bockius LLP
                         One Oxford Centre, 32nd Floor
                      Pittsburgh, Pennsylvania 15219-1417
                                 (412) 560-3300


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                                 14D-1 AND 13D

1.       Names of Reporting Persons:
         S.S. or I.R.S. Identification Nos. of Below Person:

         Image Acquisition Corp.

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2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         [ x ]  (a)
         [   ]  (b)

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3.       SEC Use Only.

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4.       Source of Funds.  AF

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5.       [  ] Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f).

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6.       Citizenship or Place of Organization:  Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     4,952,569

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8.       [  ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

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9.       Percent of Class Represented by Amount in Row 7.  Approximately
         90.4% of the Shares outstanding as of March 10, 1997.

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10.      Type of Reporting Person (See Instructions).  CO

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                                 14D-1 AND 13D

1.       Names of Reporting Persons:
         S.S. or I.R.S. Identification Nos. of Below Person:

         DENTSPLY International Inc.
         IRS Identification No. 391434669

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2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         [ x ] (a)
         [   ] (b)

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3.       SEC Use Only.

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4.       Sources of Funds (See Instructions).  WC or BK

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5.       [  ] Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f).

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6.       Citizenship or Place of Organization:  Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     4,952,569

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8.       [  ] Check Box if the Aggregate Amount in Row 7 Excludes Certain
         Shares.

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9.       Percent of Class Represented by Amount in Row 7.  Approximately 90.4%
         of the Shares outstanding as of March 10, 1997.

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10.      Type of Reporting Person (See Instructions).  CO

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



         This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 originally filed on January 31, 1997, and as amended on February 26, 1997, and as amended on March 5, 1997 (the "Schedule 14D-1") by DENTSPLY International Inc., a Delaware corporation ("Parent") and its wholly-owned subsidiary, Image Acquisition Corp., a Delaware corporation ("Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $0.001, of New Image Industries, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 6.   Interest in Securities of the Subject Company.

          Item 6 is hereby amended to add the following paragraph as follows:

          Following expiration of the Offer at 12:00 Midnight, Eastern Standard Time, on March 7, 1997, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the Depositary that, after giving effect to tendering stockholders' compliance with the guaranteed delivery procedures, 4,952,569 Shares, representing approximately 90.4 percent of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.

Item 11.  Material to be Filed as Exhibits.

         (a)(9) Press Release issued by DENTSPLY International Inc. on March 10, 1997.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 12, 1997

                                   DENTSPLY International Inc.

                                   /s/ Edward D. Yates
                                   ---------------------------
                                   Name:   Edward D. Yates
                                   Title:  Senior Vice President and
                                           Chief Financial Officer

                                   Image Acquisition Corp.

                                   /s/ Edward D. Yates
                                   ---------------------------
                                   Name:   Edward D. Yates
                                   Title:  Senior Vice President


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                                                    Exhibit (a) (9)

DENTSPLY                                            DENTSPLY International
                                                    570 West College Avenue
                                                    P.O. Box 872
                                                    York, PA 17405-0872
                                                    (717) 845-7511
                                                    Fax (717) 848-3739


(BW) (DENTSPLY-INTERNATIONAL) (XRAY) DENTSPLY International Inc.
completes tender offer for New Image Industries, Inc.

        Business Editors

        YORK, Pa.--(BUSINESS WIRE)--March 10, 1997-DENTSPLY International Inc. (Nasdaq:XRAY) Monday announced the completion of its $2.00 per share cash tender for all the outstanding shares of common stock of New Image
Industries, Inc.

        In the offer, which expired at Midnight Eastern Standard Time on March 7, 1997, 4,952,569 shares of New Image common stock were tendered, representing approximately 90.4 percent of New Image's outstanding common stock.

        DENTSPLY intends to acquire the remaining shares of New Image common stock by means of a "short form" merger under Delaware law for $2.00 per share in cash, without prior notice to, or any action by, any remaining New Image stockholders as soon as practicable following acceptance of, and payment for, the shares of New Image common stock tendered in the offer.

        DENTSPLY designs, develops, manufacturers and markets a broad range of products for the dental market.

        The company believes that it is the world's leading manufacturer and distributor of artificial teeth, endodontic instruments and materials, impression materials, prophylaxis paste, dental sealants, ultrasonic scalers, and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading United States distributor of dental cutting instruments and dental implants.

        The company distributes its dental products in over 100 countries under some of the most well-established brand names in the industry.

        DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market.


        CONTACT:  DENTSPLY International Inc., York
                  Edward D. Yates, Sr. VP & CFO, 717/849-4243